SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: December 18, 2013

Press Release

For Immediate Release

Wayne, A GE Business, and OTI Sign Global Supply Agreement for
Automatic Vehicle Identification Technologies

CAPE TOWN, SOUTH AFRICA – December 17, 2013 – OTI Africa, a global Value Added Reseller (VAR) of petroleum equipment products and wholly owned subsidiary of OTI Ltd. (NASDAQ: OTIV), has recently entered into a global agreement with Wayne, A GE Business (NYSE: GE) and global innovator of fuel dispensers and forecourt technologies, to supply OTI’s EasyFuel Plus Automatic Vehicle Identification components for the Wayne Fusion™ forecourt systems that will be sold around the world.

Under the agreement, OTI’s EasyFuel Plus components will be rebranded as Wayne products and integrated into the Fusion forecourt system to help provide Wayne’s customers with a secure, reliable, scalable, and cost-effective fleet management system. Wayne will use its channel partners to introduce the solution to petroleum retailers, commercial fleets, and industrial and mining customers.

In addition, OTI Africa is a Distributor of the Fusion forecourt system in select African countries. As a supplier of “packaged” home base solutions for commercial fuelling customers, OTI chose to offer the Fusion forecourt system as a standard part of the product offering due to the stability, scalability, and easy deployment of the product.

As a result of these agreements, Wayne and OTI Africa have already implemented these solutions at locations in several African countries and are working on opportunities in a number of additional regions.

“This supply agreement is a result of our longstanding relationship with Wayne, which originated from OTI’s efforts to promote and integrate the EasyFuel Plus solution in various places in Africa,” said Charlotte Hambly-Nuss, Managing Director of OTI Africa. “It also provides a significant validation of our technology, and we plan to work closely with Wayne while using our proven experience to offer fuel management systems in new countries.”

Tim Firkins, solutions marketing leader at Wayne, commented: “After a thorough evaluation process, we found that OTI’s solution best supports our technology requirements and our client demands, while enhancing Wayne’s fuel automation offering. The Fusion forecourt system already provides control over complex deployments by interfacing with multiple devices, POS, and ERP systems, and now, with the integration of OTI’s vehicle identification technology, significantly enhances the fleet management capabilities of the product.”

Ofer Tziperman, CEO of OTI, added: “This relationship is representative of our business efforts to help grow opportunities for our fuel management solutions. Wayne has an impressive track record of innovation as well as a world-class sales and support network, which we expect to be instrumental in meeting our customers’ growing needs.”

The Wayne Automatic Vehicle Identification solution has already been showcased at several industry events, including Wayne’s most recent channel partner conferences, at the Expo Postos & Conveniência in Rio de Janeiro, and at Automechanika in Frankfurt in 2012. The solution was also demonstrated with huge success at BP’s “Fuelling the Future” Showcase during the London 2012 Olympic and Paralympic Games.

About EasyFuel Plus
In its simplest form, external readers access information stored on a vehicle mounted tag or alternatively on a passive tag mounted around the fuel inlet. This information is required to approve any fuel transaction and should the information not prove valid, refuelling is denied.

The EasyFuel Plus solution has full read / write capability, which allows designated information to be written to the tag from a remote head office location thereby removing the unnecessary cost and inconvenience of updating tag information at customers' premises using field technicians.

The ability to alter the functionality of the tag through remote software upgrades enhances the flexibility of the tag as a mobile computing platform. New applications and features such as loyalty indicators and maintenance records can be added after implementation with a simple download to the OTI devices, which include vehicle tags, driver tags, key fobs or smart cards. Moreover, devices can be dynamically suspended or deactivated in the field.

The validity of the method of payment can be verified offline or online. Due to the flexibility and security of the OTI technology platform, a wide range of business rules such as the fuel grade, tank capacity and velocity checks can be managed offline.

The EasyFuel vehicle tag supports various inputs, including simultaneous support for both engine hour and odometer readings. The introduction of innovative solutions such as the GOS unit (GPS odometer sender) to measure distance travelled independently of the vehicle and anti-siphoning units designed for use in conjunction with EasyFuel, further serves to differentiate OTI’s product offering.

OTI’s ability to support pre-payment on its devices, including vehicle tags (without the reliance on back-end systems) further serves to differentiate its product offering.

About Wayne, A GE Business
Wayne is a GE business and global leader in the design, manufacturing and servicing of forecourt fueling solutions where reliability and uptime are critical. Dispensers, payment platforms, control systems and technology from Wayne play an essential role in traditional and alternative fueling sites around the world. Wayne is ISO 14001 certified. www.wayne.com

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC and other cashless payment solutions, petroleum payment and management, cashless parking fee collection systems, and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Wayne Contact:
Alicia High
Marketing Communications Manager
+1 512 388 8401
Alicia.High@Wayne.com

OTI Africa Contact:
Charlotte Hambly-Nuss
Managing Director
Charlotte@oti-africa.co.za

OTI Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
+1 949 574 3860
otiv@liolios.com